



ASX RELEASE

The following release was made to the
Australian Stock Exchange Limited today:

SUPPL

"Appendix 3E – Daily Share Buy-Back Notice"

Released: 7 December 2006



Pages: 3
(including this page)

PROCESSED

JAN 0 5 2007

THOMSON
FINANCIAL

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**29-August-2006**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,000	198,000
4	Total consideration paid or payable for the shares	$37,500	$1,267,438

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $6.25 date: 30-Oct-06 lowest price paid: $6.25 date: 30-Oct-06	highest price paid: $6.45 lowest price paid: $6.34 highest price allowed under rule 7.33: $6.9195

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Buy back further shares to the value of $198.695 million

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ...........R.K.Dudfield........... Date: 7 December 2006

Print name: Robert Dudfield – Assistant Company Secretary

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